AMENDMENT TO NO. 1 TO EMPLOYMENT AGREEMENT

         This Amendment No. 1 dated as of June 29, 2001 (this "Amendment") to that certain Employment Agreement, by and between Steven Madden, Ltd., a Delaware corporation (the "Company"), and Arvind Dharia (the "Executive").

                              W I T N E S S E T H:
                              - - - - - - - - - -

         WHEREAS, the Company and the Executive are parties to that certain Employment Agreement dated as of January 1, 1998, a copy of which is attached hereto as Exhibit A (the "Original Agreement"); and

         WHEREAS, the Executive and the Company desire to amend the Original Agreement.

         NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Effective as of the date hereof, the Original Agreement is hereby amended as follows:

         A. The first sentence of Section 3 shall be deleted in its entirety and in lieu thereof the following sentence shall be inserted:

         "The term of this Agreement, unless sooner terminated in accordance with the provisions set forth herein, shall be for the period commencing on the date hereof and terminating on December 31, 2005 (the "Term")."

         B. The last sentence (marked by brackets) of Section 3 shall be deleted in its entirety.

         C. Section 4.1 shall be deleted in its entirety and in lieu thereof the following paragraph shall be inserted:

        "Section 4.1.  Salary.
                       ------

         The Company shall pay to Executive an annual base salary of (i) One Hundred Sixty Nine Thousand Four Hundred Dollars ($169,400) until September 30, 2001, (ii) Two Hundred Thousand Dollars ($200,000) from October 1, 2001 through December 31, 2002, (iii) Two Hundred Twenty Thousand Dollars ($220,000) from January 1, 2003 through December 31, 2003, (iv) Two Hundred Thirty Four Thousand Dollars ($234,000) from

         January 1, 2004 through December 31, 2004 and (v) Two Hundred Forty Thousand Dollars ($240,000) from January 1, 2005 through December 31, 2005, less such deductions as shall be required to be withheld by applicable laws and regulations. Executive's base salary, as in effect at any time is hereinafter referred to as the "Base Salary." The Base Salary payable to Executive shall be paid at such regular weekly, biweekly or semi-monthly time or times as the Company makes payment of its regular payroll in the regular course of business."

         D. Section 4.2 shall be deleted in its entirety and the following paragraphs shall be inserted in lieu thereof:

         "Section 4.2. Bonuses.
                       --------

         (a) Options. Subject to the approval by the stockholders of the most recent amendment to the Company's 1999 Stock Plan (as amended, the "1999 Plan") and subject to availability of shares under such 1999 Plan or any other qualified or non-qualified stock incentive plan designated by the Board of Directors and approved by the stockholders of the Company, the Executive shall receive an option to purchase 40,000 shares of Common Stock (the "Annual Option") on June 30, 2001 and every June 30th of each year during the Term (each, a "Grant Date"). The Annual Options shall vest quarterly commencing on the Grant Date and on the last day of each fiscal quarter thereafter. The exercise price shall be equal to the lesser of (i) the average closing bid price of the Company's shares of Common Stock as reported by the Nasdaq Stock Market or such other exchange on which the Common Stock shall be listed on the Grant Date or (ii) June 30th of the year in which the Grant Date shall occur, if the Grant Date shall not be June 30th. The vested Annual Options shall be exercisable at any time after the Grant Date for a period of seven (7) years following the Grant Date.

         (b) Signing Bonus. On the date of this Amendment, the Company shall pay to the Executive a cash bonus equal to Fifty Thousand Dollars ($50,000).

         (c) Annual Cash Bonus. Within ninety (90) days following the end of each calendar year beginning December 31st, 2001 and every calendar year thereafter during the Term, the Company shall pay Executive an annual cash bonus equal to one and one-half percent (1.5%) of the increase in the Company's earnings before interest, tax, depreciation and amortization ("EBITDA") for such fiscal year over the EBITDA of the prior fiscal year based on audited financial statements of the Company for such fiscal year; provided however, in no event shall the annual cash bonus exceed the Base Salary for such year. The determination of EBITDA for any fiscal year shall give effect to all bonuses (including the bonus provided for in this Section 4.2) accrued or payable for such fiscal year to Executive and all other employees of the Company. Additionally, if as of the end of any calendar quarter, for such calendar quarter and the immediately preceding three (3) calendar quarters the Company has had sales of $300,000,000 or more, Executive shall receive a bonus of Fifty Thousand Dollars ($50,000) promptly after the end of such calendar quarter; provided, however, in no event shall Executive receive pursuant to this section

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more than one (1) such fifty thousand dollars ($50,000) bonus in any given calendar year."

         E. Section 4.3 shall be amended by deleting "$500" and inserting in lieu thereof "$800".

         F. Section 4.4 shall be amended by adding the following sentence at the end of the Section:

         "During the Term of this Agreement, the Company shall pay life insurance premiums on behalf of the Executive of approximately Eighty Thousand Dollars ($80,000) per year. All right, title and interest in and to such life insurance, including but not limited to the cash value, surrender value and any other value attributable to such policy shall be the property of the Executive."

         G. Section 5.2 shall be deleted in its entirety and in lieu thereof the following paragraph shall be inserted:

         "Section 5.2 Termination Due To Total Disability.
                      ------------------------------------

     Subject to Section 6.2 hereof, in the event Executive is discharged due to his "Total Disability" (as this term is defined below), then this Agreement shall be deemed terminated and the Company shall be released from all obligations to Executive with respect to this Agreement, except obligations accrued prior to such termination and those obligations provided in Section
     6.2 hereof."

         H. Section 5.3. shall be deleted in its entirety and in lieu thereof the following paragraphs shall be inserted:

         "Section 5.3. For Cause
                       ---------

         As used herein, the term "For Cause" shall only mean: (i) a deliberate and intentional breach by Executive of a substantial and material duty and responsibility under this Agreement that results in material harm to the Company unless such breach is committed with reasonable belief that such breach was not contrary to the best interests of the Company, and is not remedied, if capable of being remedied, within thirty (30) days after receipt of written notice by certified mail return receipt requested from the Company specifying such breach; (ii) Executive's conviction of, or pleading guilty or nolo contendere to, any crime, constituting a felony in the jurisdiction involved, which the Board of Directors, in its sole discretion, determines shall cause material change to the reputation or financial position of the Company; (iii) the conviction of Executive of any crime involving moral turpitude; which the Board of Directors, in its sole discretion, determines shall cause material harm to the Company, or (iv) gross negligence or willful misconduct in the conduct of Executive's duties or willful or refusal to perform such duties as may be delegated to Executive which are

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

         consistent with Executive's position as in effect just prior to such delegation, and that as to any conduct concerning this subsection such conduct is not corrected by Executive within thirty (30) days following receipt by Executive of written notice from the Board of Directors, such notice to state with specificity the nature of the breach, failure or refusal, gross negligence or willful misconduct related to Executive's employment with the Company.

         In the event that the Executive is discharged "For Cause" or Executive resigns for any reason, this Agreement shall be deemed terminated and the Company shall be released from all obligations to Executive with respect to this Agreement, except obligations accrued prior to such termination."

         I. Section 5.4 shall be deleted in its entirety and in lieu thereof the following paragraph shall be inserted:

         "Section 5.4. Termination Other Than For Cause, Death or Due To Total
          Disability.
          --------------------------------------------------------------------

         Subject to the terms and conditions of this Agreement, the Company may terminate Executive other than For Cause upon thirty (30) days' prior written notice to Executive by certified mail return receipt requested ("Notice of Termination"). In the event Executive is discharged other than "For Cause" or due to his death or Total Disability, then such termination shall be effective thirty (30) days from Executive's receipt of the Notice of Termination (the "Termination Date"). Such Notice of Termination shall properly set forth the Company's agreement to pay to Executive the following amount: the product of (i) Executive's Base Salary on the effective date of such termination plus the bonus paid or payable (pursuant to Section 4.2(c)) to Executive for the fiscal year ended on the December 31st immediately preceding the Termination Date, multiplied by (ii) the number of years (and fraction of years) remaining in the Term. In addition, Executive shall be entitled to continue to receive, for what would have been the balance of the Term, the amount payable to him or on his account pursuant to Section 4.4. Such amounts shall be payable to Executive by the Company in two (2) installments as follows: (i) fifty percent (50%) on January 1st immediately following the Termination Date and, (ii) the remaining fifty percent (50%) balance one (1) year after.

         J. Section 5.5 shall be deleted in its entirety and in lieu thereof the following paragraph shall be inserted:

         "Section 5.5. Change of Control
                       -----------------
(a) If a Change of Control (as defined below) occurs without the Executive's prior written consent, the Executive shall have the right to terminate this Agreement. At least ten (10) days prior to any such proposed Change of Control, the Company shall notify Executive of its

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         intention to effect such Change of Control, and the Executive shall thereupon have five (5) days from the actual receipt of such notice to give his intention to terminate this Agreement in the event of the Change of Control. If Executive shall give notice of his intention to terminate this Agreement in the event of the Change of Control, this Agreement shall be deemed terminated as of the effective date of the event constituting the Change of Control and the Executive shall receive in cash, within ten (10) days of termination, (i) any compensation accrued and unpaid pursuant to Section 4 of this Agreement, (ii) an amount equal to the balance of Executive's Base Salary that would have been paid by the Company pursuant to Section 4.1 hereof over the full Term of this Agreement as if the Agreement had not been terminated, (iii) the amount payable to him on his account pursuant to Section 4.4 of this Agreement, and (iv) an amount equal to Executive's bonus, if any, for the preceding 12-month period ended December 31st (paid pursuant to Section 4.2(c)), multiplied by the remaining years (including any fractional years) left under this Agreement since the date such bonus was determined by the Board of Directors; provided, however, in no event will the amount payable pursuant to this clause (a) be greater than three (3) times the total compensation received by Executive pursuant to Sections 4.1, 4.2, 4.4 of this Agreement for the preceding twelve (12) month period ending December 31st or less than one and one-half (1.5) times the total compensation so received by Executive during such period.

(b)      In the event that any payment (or portion thereof) to Executive under
         Section 5.5(a) is determined to constitute an "excess parachute payment," under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, the following calculations shall be made:

                  (i) The after-tax value to Executive of the payments under Section 5.5(a) without any reduction; and

                  (ii) The after-tax value to Executive of the payments under Section 5.5(a) as reduced to the maximum amount (the "Maximum Amount") which may be paid to Executive without any portion of the payments constituting an "excess parachute payment".

         If after applying the agreed upon calculations set forth above, it is determined that the after-tax value determined under clause (ii) above is greater than the after-tax value determined under clause (i) above, the payments to Executive under Section 5.5(a) shall be reduced to the Maximum Amount."

         1. Section 6.2 shall be deleted in its entirety and in lieu thereof the following paragraph shall be inserted:

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         "Section 6.2. Payment During Disability.
                       --------------------------

         In the event Executive is unable to perform his duties hereunder by reason of a disability, prior to the time such disability is deemed a Total Disability in accordance with the provisions of Section 6.1 above, the Company shall continue to pay Executive his benefits including salary pursuant to this Agreement during the continuance of any such disability. Upon a determination of any Total Disability pursuant to the provisions of Section 6.1 above, the Company shall pay to Executive his Base Salary pursuant to this Agreement for the twelve
         (12) month period immediately subsequent to the date of determination of Total Disability."

         2. As herein modified, all of the terms and provisions of the Original Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the day first above written.


                                            STEVEN MADDEN, LTD.


                                            By: /s/ STEVEN MADDEN
                                                --------------------------
                                            Name:  Steven Madden
                                            Title: Chief Executive Officer


                                                /s/ ARVIND DHARIA
                                                --------------------------
                                                Arvind Dharia


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